SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                               GENTA INCORPORATED
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                  -------------
                                 (CUSIP Number)

                   Paramount BioCapital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 5, 2004
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 2 of 14 Pages
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount BioCapital Asset Management, Inc.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b)  X

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         OO (see Item 3)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
         NUMBER OF
          SHARES           7        SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                   None
          EACH
        REPORTING          -----------------------------------------------------
         PERSON            8        SHARED VOTING POWER
          WITH
                                    4,306,532
                           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    None
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    4,306,532
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,306,532

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                       |_|

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.54%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 3 of 14 Pages
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b)  X

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         OO (see Item 3)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
         NUMBER OF
          SHARES           7        SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                   None
          EACH
        REPORTING          -----------------------------------------------------
         PERSON            8        SHARED VOTING POWER
          WITH
                                    1,747,973
                           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    None
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    1,747,973
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,747,973

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                       |_|

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.3%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 4 of 14 Pages
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund II, LP

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b)  X

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         OO (see Item 3)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
         NUMBER OF
          SHARES           7        SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                   None
          EACH
        REPORTING          -----------------------------------------------------
         PERSON            8        SHARED VOTING POWER
          WITH
                                    184,866
                           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    None
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    184,866
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         184,866

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                       |_|

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 5 of 14 Pages
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Master Fund II, Ltd.

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b)  X

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         OO (see Item 3)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

--------------------------------------------------------------------------------
         NUMBER OF
          SHARES           7        SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                   None
          EACH
        REPORTING          -----------------------------------------------------
         PERSON            8        SHARED VOTING POWER
          WITH
                                    2,373,693
                           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    None
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    2,373,693
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,373,693

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                       |_|

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         OO (see Item 2)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7             13D                       Page 6 of 14 Pages
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b)  X

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         OO (see Item 3)

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
         NUMBER OF
          SHARES           7        SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                   3,330,522
          EACH
        REPORTING          -----------------------------------------------------
         PERSON            8        SHARED VOTING POWER
          WITH
                                    4,306,532
                           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    3,330,522
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    4,306,532
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,637,054

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                       |_|

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         OO (see Item 2)

--------------------------------------------------------------------------------

This Amendment No. 20 amends and supplements the following items of the Statement on Schedule 13D filed by certain of the reporting persons, dated February 24, 1997, as amended to date (the "Schedule").

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 is hereby amended in its entirety to read as follows:

      (a) This statement is filed on behalf of Paramount BioCapital Asset Management, Inc. ("PCAM"), Aries Select, Ltd. ("Aries Select"), Aries Select, LLC ("AS1") and Dr. Lindsay A. Rosenwald (together with PCAM and Aries Select the "Aries Reporting Persons"), Aries Select II, LLC ("AS2"), Aries Domestic Fund, L.P. ("ADF1"), The Aries Master Fund II, a Cayman Island exempted company ("AMF2"), and Aries Domestic Fund II, L.P. ("ADF2" and, together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Filing Persons have made, and will continue to make, their own investment decisions.

      (b) The business address of Dr. Rosenwald, PCAM, Aries Select, AS1, AS2, Aries Domestic and Aries Domestic II is 787 Seventh Avenue, 48th Floor, New York, New York 10019. The business address for Aries Select and AMF2 is c/o Fortis Fund Services, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of PCAM,1 a Subchapter S corporation incorporated in the State of Delaware. PCAM is the managing member of each of AS1 and AS2, the General Partner of Aries Domestic and Aries Domestic II, each a limited partnership organized under the laws of Delaware and the investment manager to AMF2 and Aries Select2, each a Cayman Island exempted company.

      (d) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Filing Persons and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or funding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

-----------------------
1 Please see Exhibit B, filed herewith, indicating the executive officers and directors of PCAM and providing information called for by Items 2-6 of this statement as to said officers and directors.

2 Please see Exhibit C indicating the executive officers and directors of AMF2 and Aries Select and providing information called for by Items 2-6 of this statement as to said officers and directors.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The information contained in Item 3 to the Schedule is hereby amended by adding the following:

      On May 3, 2004, pursuant to Rule 144 (a) AMF2 sold 1,501,900 Shares of the Issuer at a price equal to $5.05 for aggregate gross proceeds equal to $7,584,595, (b) ADF sold 1,128,700 shares of the Issuer at a price equal to $5.05 for aggregate gross proceeds equal to $5,699,935 and (c) ADF2 sold 119,400 Shares of the Issuer at a price equal to $5.05 for aggregate gross proceeds equal to $602,970.

      On May 4, 2004, pursuant to Rule 144 (a) AMF2 sold 3,446,300 Shares of the Issuer at a price equal to $4.92 for aggregate gross proceeds equal to $16,955,796.00, (b) ADF sold 2,589,800 shares of the Issuer at a price equal to $4.92 for aggregate gross proceeds equal to $12,741,816.00 and (c) ADF2 sold 273,900 Shares of the Issuer at a price equal to $5.05 for aggregate gross proceeds equal to $1,170,468.

      On May 5, 2004, pursuant to Rule 144 (a) AMF2 sold 513,400 Shares of the Issuer at a price equal to $4.95 for aggregate gross proceeds equal to $2,541,330, (b) ADF sold 385,800 shares of the Issuer at a price equal to $4.95 for aggregate gross proceeds equal to $1,909,710 and (c) ADF2 sold 40,800 Shares of the Issuer at a price equal to $4.95 for aggregate gross proceeds equal to $201,960.

ITEM 4. PURPOSE OF THE TRANSACTION.

      On May 3, 2004, May 4, 2004 and May 5, 2004, the Reporting Persons substantially reduced its ownership position in the Issuer.

      The Reporting Persons currently hold the securities reported herein as being beneficially owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons own or hereafter may acquire. Except as otherwise set forth herein, none of the persons or entities named in Item 2 has any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

      The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

      The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

      (a) As of May 5, 2004, the Filing Persons may be deemed to beneficially own the following:

            (i)   ARIES SELECT: 0 Shares (0%);

            (ii)  AS1: 0 Shares (0%);

            (iii) AS2: 0 Shares (0%);

            (iv)  AMF2: 2,373,693 Shares (3.0%);

            (v)   ARIES DOMESTIC: 1,747,973 Shares (2.3%);

            (vi)  ARIES DOMESTIC II: 184,866 Shares (0.2%);

            (vii) PCAM: 4,306,532 Shares (5.5%), comprised of the Shares held by AMF2, Aries Domestic and Aries Domestic II; and

            (viii) DR. ROSENWALD: 7,637,054 Shares (9.4%), comprised of 25,000 Shares and 3,305,522 Shares issuable upon exercise of Common Stock purchase warrants held directly by Dr. Rosenwald and 4,306,532 Shares beneficially owned by PCAM.

      Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Filing Person other than Dr. Rosenwald disclaims beneficial ownership of the securities held by each other.

      (b) Dr. Rosenwald and PCAM share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of AMF2, Aries Domestic and Aries Domestic II.

      (c) The Filing Persons have engaged in the following transactions in the Common Stock of the Issuer in the past 60 days:

      On April 22, 2004 AMF2, Aries Domestic and Aries Domestic II distributed 6,267, 43,673 and 37,225 Shares, respectively to certain redeeming investors and on April 27, 2004 AMF2 and Aries Domestic distributed 159,741 and 1,107 Shares, respectively to certain redeeming investors.

      Please see Item 3 for additional transactions

      (d) Dr. Rosenwald, as the sole shareholder of PCAM, has the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by PCAM in accordance with his ownership interests in PCAM.

      (e)   N/A.

Item 7. MATERIAL TO BE FILED AS EXHIBITS:

Exhibit A -    Copy  of  an  Agreement   between the Filing Persons to file this
               Statement on Schedule 13D on behalf of each of them.

Exhibit B -    List  of  executive   officers   and   directors   of   PCAM  and
               information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List  of  executive  officers  and directors of AMF2 Aries Select and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                               PARAMOUNT BIOCAPITAL ASSET MANAGEMENT, INC.

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               THE ARIES MASTER FUND

                               By: Paramount BioCapital Asset Management, Inc.
                                   Investment Manager

Dated:     May 6, 2004
           New York, NY        By: ______________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES DOMESTIC FUND, L.P.

                               By: Paramount BioCapital Asset Management, Inc.
                                   General Partner

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES DOMESTIC FUND II, L.P.

                               By: Paramount BioCapital Asset Management, Inc.
                                   General Partner

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES SELECT, LTD.

                               By: Paramount BioCapital Asset Management, Inc.
                                   Investment Manager

Dated:     May 6, 2004
           New York, NY        By: ______________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES SELECT DOMESTIC, LLC

                               By: Paramount BioCapital Asset Management, Inc.
                                   Managing Member

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES SELECT DOMESTIC II, LLC

                               By: Paramount BioCapital Asset Management, Inc.
                                   Managing Member

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

Dated:     May 6, 2004
           New York, NY            _________________________________
                                   Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

           The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                               PARAMOUNT BIOCAPITAL ASSET MANAGEMENT, INC.

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               THE ARIES MASTER FUND

                               By: Paramount BioCapital Asset Management, Inc.
                                   Investment Manager

Dated:     May 6, 2004
           New York, NY        By: ______________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES DOMESTIC FUND, L.P.

                               By: Paramount BioCapital Asset Management, Inc.
                                   General Partner

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES DOMESTIC FUND II, L.P.

                               By: Paramount BioCapital Asset Management, Inc.
                                   General Partner

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES SELECT, LTD.

                               By: Paramount BioCapital Asset Management, Inc.
                                   Investment Manager

Dated:     May 6, 2004
           New York, NY        By: ______________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES SELECT DOMESTIC, LLC

                               By: Paramount BioCapital Asset Management, Inc.
                                   Managing Member

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

                               ARIES SELECT DOMESTIC II, LLC

                               By: Paramount BioCapital Asset Management, Inc.
                                   Managing Member

Dated:     May 6, 2004
           New York, NY        By: ________________________________
                                   A. Rosenwald, M.D.
                                   Chairman

Dated:     May 6, 2004
           New York, NY        _________________________________
                               Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

      The name and principal occupation or employment of each executive officer and director of Paramount BioCapital is as follows:

                                                     PRINCIPAL OCCUPATION
           NAME                                        OR EMPLOYMENT
           ----                                        -------------

Lindsay A. Rosenwald, M.D.          Chairman   of   the   Board   of   Paramount
                                    BioCapital Asset Management,  Inc.,  Horizon
                                    BioMedical  Investments,  LLC and  Paramount
                                    BioCapital, Inc.

Peter Morgan Kash                   Director  of  Paramount   BioCapital   Asset
                                    Management,  Inc., Senior Managing Director,
                                    Paramount BioCapital, Inc.

Dr. Yuichi Iwaki                    Director  of  Paramount   BioCapital   Asset
                                    Management,  Inc., Professor,  University of
                                    Southern California School of Medicine

Item 2.


      During the five years prior to the date hereof, none of the above persons (to the best of PCAM's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

           The name and principal occupation or employment of each executive officer and director of Aries Trust is as follows:

                                               PRINCIPAL OCCUPATION
           NAME                                   OR EMPLOYMENT
           ----                                   -------------

Peter M. Kash                       Director  of  Paramount   BioCapital   Asset
                                    Management,  Inc., Senior Managing Director,
                                    Paramount   BioCapital,    Inc.   Investment
                                    Manager

Wayne L. Rubin                      Accountant, Independent Director

Fortis Fund Services (Cayman)       Administrator


Exhibit B is hereby incorporated by reference.

Item 2.

           During the five years prior to the date hereof, neither of the above persons (to the best of Aries Select's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

           Please refer to Items 3-6 herein reporting the beneficial ownership.